Exhibit 99.1

Sinovac Announces Approval of Varicella Vaccine for Prevention of Varicella-Zoster

Virus (Chickenpox) in Children

BEIJING, December 27, 2019--Sinovac Biotech Ltd. (NASDAQ:SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that the China National Medical Products Administration (NMPA) has approved and issued a Product license for the Company’s varicella vaccine to prevent the varicella-zoster virus in children from 1 to 12 years old.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “The approval of our varicella vaccine allows us to provide another high-quality product to address unmet medical needs for the Chinese population. This is the first vaccine product approved by the Chinese government after the issuance and implementation of the Vaccine Management Law in China. Our ability to continue to gain approval for our products since the government issued the Vaccine Management Law and implemented stringent management of the vaccine industry is a testament to the strength of our operations and the quality of our products. Moreover, with approximately 40 countries including varicella vaccines in their government sponsored national immunization programs, we have a positive outlook in our ability to provide varicella vaccines to markets outside of China and generate additional sources of growth.”

Varicella, commonly known as “chickenpox,” is a highly contagious infectious disease caused by the varicella-zoster virus. The disease is spread by direct contact or through respiratory droplets. It is characterized by the appearance on the skin and mucous membranes of successive crops of lesions that are easily broken and become scabbed. Varicella usually affects children and is relatively benign, but complications may arise in the form of pneumonia and encephalitis. After infection, the virus may be reactivated and develop into herpes zoster, commonly known as “shingles,” in older adults.

Sinovac’s Varicella Vaccine is derived from Oka strain and performed in the Company’s proprietary Human Diploid Cell. Sinovac completed pre-clinical studies of a human vaccine against varicella and was approved to conduct human clinical trials in October 2015. A phase I clinical trial was conducted and completed in 2016. A phase III efficacy study conducted among 6000 subjects in 2017 shows the protection rate of the vaccine is 87.1%, which was published in Clinical Microbiology and Infection.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, and a quadrivalent influenza vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects, failure to satisfy regulatory and other requirements, disapproval or delay in approval of new products by regulatory bodies, disruptions to our operations, the results of any pending litigation (including litigation relating to the 2018 annual general meeting, the validity of our Rights Agreement, and the issuance of the Exchange Shares), Nasdaq’s halt in trading of the Company’s securities and any future action taken by Nasdaq regarding the trading of the Company’s securities, and adverse general economic conditions in China, the United States and elsewhere. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Contacts

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871 or
+86-10-5693-1897
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S.: 1-646-308-1707
Email: william.zima@icrinc.com